787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 15, 2015

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Aberdeen Funds

Post-Effective Amendment No. 65 to the Registration Statement Filed on August 20, 2015

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in telephone conversations with Ryan Brizek and Jason Rosenthal of Willkie Farr & Gallagher LLP on September 17, 2015 and with Mr. Brizek on October 8, 2015.  The Amendment contains the prospectuses and statement of additional information for the Aberdeen Multi-Manager Alternative Strategies Fund (“Fund I”) and Aberdeen Multi-Manager Alternative Strategies Fund II (“Fund II”) (each, a “Fund” and together, the “Funds”), each a new series of the Registrant.(1)

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Unless otherwise specified, each comment and response below applies to each Fund’s prospectus.  Singular references to the term “Fund” apply to both Funds unless otherwise specified.

(1)   As discussed with the Staff, the Board of Trustees of Aberdeen Funds added the phrase “Multi-Manager” to each Fund’s name following the filing of the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

October 15, 2015

Comment No. 1:                  On the front cover page, please delete the first sentence below the listing of the Fund’s share class(es) and ticker symbol(s).

Response:                             The above-referenced sentence has been deleted.

Comment No. 2:                  Please supplementally provide a complete fee table to the Staff for its review.

Response:                             A completed fee table has been separately provided to the Staff.

Comment No. 3:                  For Fund I, in the fee table, please delete the parenthetical after each of “Maximum Sales Charge (Load) Imposed on Purchases” and “Maximum Deferred Sales Charge (Load)” since Fund I has no such shareholder fees.

Response:                             The requested changes have been made.

Comment No. 4:                  Please file the expense limitation agreement as an exhibit to the Fund’s Registration Statement.

Response:                             The Fund confirms that the expense limitation agreement will be filed as an exhibit to the Fund’s Registration Statement.

Comment No. 5:                  Please remove from the footnotes to the fee table the disclosure that reimbursement will be made “as promptly as possible.”

Response:                             The requested change has been made.

Comment No. 6:                  The “Principal Investment Strategies” section states that “the Adviser seeks to enable the Fund to achieve a low beta to the major equity and fixed income markets.”  Please explain the meaning of “beta.”

Response:                             The principal investment strategies disclosure has been revised to explain the meaning of “beta” in greater detail.  The disclosure now states:  “Beta is a measure of the Fund’s volatility relative to the volatility of the markets as a whole. A low beta signifies a security whose return is not highly correlated with the returns of the markets as a whole.”

Comment No. 7:                  In the fee table, please confirm that “Dividend and Interest Expenses on Short Positions” and “Acquired Fund Fees and Expenses” are sub-categories beneath “Other Expenses.”

Response:                             The fee table has been modified so that “Dividend and Interest Expenses on Short Positions” and “Acquired Fund Fees and Expenses” are now sub-categories under “Other Expenses.”

Comment No. 8:                  The “Principal Investment Strategies” section states that the Fund may invest in “asset-based investments.”  Please confirm whether “asset-based investments” will include asset-backed securities and, if so, collateralized loan obligations (“CLOs”).  If the Fund will invest in CLOs,

October 15, 2015

please provide the extent to which the Fund will invest in CLOs.  Please also explain whether the Fund will treat investments in CLOs as illiquid investments.

Response:                             Asset-based investments include asset-backed securities, including CLOs.  The Fund anticipates investing in CLOs only in limited circumstances and in small amounts as a percentage of the Fund’s total assets.  The Fund has added disclosure clarifying this point.  For context, as of July 31, 2015, Fund I’s Predecessor Fund invested 1.5% of its net assets in asset-backed securities, including CLOs, and Fund II’s Predecessor Fund had no investments in asset-backed securities, including CLOs.  The Fund will treat investments in CLOs as illiquid investments to the extent that the CLO investment cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.  In addition, in light of the Fund’s strategy, which does not involve substantial exposure to CLOs, the Fund has added disclosure to the statement of additional information providing that the Fund will not invest more than 15% of its total assets in CLOs, hedge funds and private equity funds.

Comment No. 9:                  Please include an affirmative statement that the Fund may engage in securities lending as a principal investment strategy of the Fund.

Response:                             The requested change has been made.

Comment No. 10:               The “Principal Investment Strategies” section states that the Adviser may invest up to 10% of the Fund’s assets in Underlying Funds, including hedge funds.  Please confirm that, in calculating the percentage of the Fund’s assets invested in hedge funds, the investments of the Fund, the Subsidiaries and any Trading Entities will be aggregated.

Response:                             The Fund confirms that investments by a Subsidiary or a Trading Entity in Underlying Funds will be aggregated with the Fund’s investments in Underlying Funds for purposes of calculating the percentage of the Fund’s assets invested in Underlying Funds.  The requested change has been made.

Comment No. 11:               Please confirm whether the Trading Entities in which the Subsidiaries invest will be wholly-owned by the investing Subsidiary.  If certain Trading Entities in which the Fund indirectly invests will not be wholly-owned by a Subsidiary, please confirm whether the Fund will consider investments by a Subsidiary in a Trading Entity to be liquid.  If the Fund will treat investments by a Subsidiary in Trading Entities as liquid, please explain the basis for this position.

Response:                             If Trading Entities are established, each Trading Entity will be a wholly-owned subsidiary of a Subsidiary.  Since a Trading Entity will be wholly-owned by a Subsidiary, which is wholly-owned by the Fund, the Fund will treat investments by a Subsidiary in securities issued by the Trading Entity as liquid.  For purposes of determining the percentage of the Fund’s assets that are illiquid, the Fund will look through investments in a Subsidiary, and investments by a Subsidiary in a Trading Entity.  Liquidity will be determined in accordance with the Fund’s liquidity procedures, as such procedures may be amended from time to time.

October 15, 2015

Comment No. 12:               Please confirm that the disclosures in the “Principal Investment Strategies” and “Principal Investment Risks” sections include the principal investment strategies and principal investment risks of the Subsidiary and Trading Entities.

Response:                             The Fund confirms that the “Principal Investment Strategies” and “Principal Investment Risks” sections include the strategies and risks associated with a Subsidiary in which the Fund invests or a Trading Entity in which a Subsidiary invests.

Comment No. 13:               Please confirm that (i) any management fees and performance fees incurred in connection with investments in the Subsidiary or a Trading Entity will be included in the “Management Fee” line of the fee table and (ii) any other expenses incurred in connection with investments in the Subsidiary or a Trading Entity will be included in the “Other Expenses” line of the fee table.  These fees and expenses should not be shown as “Acquired Fund Fees and Expenses.”

Response:                             The Fund confirms that it does not currently contemplate that any Subsidiaries or Trading Entities will charge management fees or performance fees.  If such management fees or performance fees are incurred in connection with investments in a Subsidiary or a Trading Entity, such fees will be included under the “Management Fee” line in the fee table.  The Fund confirms that any other expenses incurred in connection with investments in a Subsidiary or a Trading Entity, if any, will be characterized as “Other Expenses” in the fee table.  The Fund notes that the definition of Trading Entity has been revised to exclude the defined term “Underlying Funds” from the definition of Trading Entity.

Comment No. 14:               In the “Principal Investment Risks” section, please update the “Differential Strategy Risk” to reflect the risk that the Adviser and a Sub-Adviser may choose to pursue contrary investment strategies.

Response:                             The requested change has been made.

Comment No. 15:               Please confirm that any sub-adviser to a Subsidiary or a Trading Entity is listed as a sub-adviser of the Fund in the Registration Statement.

Response:                             The Fund confirms that any sub-adviser to a Subsidiary or a Trading Entity will be listed as a sub-adviser of the Fund.

Comment No. 16:               “Emerging and Developing Markets Risk” is listed as a principal investment risk.  Please add investments in emerging and developing markets as a principal investment strategy of the Fund.

Response:                             The requested change has been made.

Comment No. 17:               “Debt Securities Risk” states that the Fund may invest in high yield (or “junk”) bonds.  If investments in high yield (or “junk”) bonds are a principal investment risk of the Fund, please add disclosure regarding investments in high yield (or “junk”) bonds in the “Principal Investment Strategies” section.

October 15, 2015

Response:                             The requested change has been made.

Comment No. 18:               In the “Principal Investment Risks” section, “Portfolio Turnover” states that the Fund may engage in short-term trading.  Please add that the Fund may engage in short-term trading as a principal investment strategy of the Fund.

Response:                             The requested change has been made.

Comment No. 19:               Please remove the third and fourth sentences from the second paragraph in the “Performance” section.  These sentences are not required by Item 4 of Form N-1A and should not be included in the summary prospectus.

Response:                             The requested change has been made.

Comment No. 20:               Please remove the first sentence from the last paragraph in the “Performance” section.  This sentence is not required by Item 4 of Form N-1A and should not be included in the summary prospectus.

Response:                             The requested change has been made.

Comment No. 21:               For Portfolio Managers who have served as portfolio managers since the inception of the Predecessor Fund, please include the year in which the Predecessor Fund was incepted.

Response:                             The requested change has been made.

Comment No. 22:               Please move the “Sub-Advisers” section in front of the “Portfolio Managers of the Adviser” section.  Instruction (C)(3)(a) of Form N-1A requires that the information required by Items 2 through 8 of Form N-1A be disclosed in numerical order.

Response:                             The requested change has been made.

Comment No. 23:               In the last sentence of the second paragraph in the section entitled “More Information about the Fund’s Principal Investment Strategies,” please revise the disclosure regarding the possibility that none of the strategies discussed in the prospectus will be used by the Adviser or Sub-Advisers.

Response:                             The requested change has been made.

Comment No. 24:               The “Credit—Relative Value” bullet point states that “[t]his strategy also encompasses Sub-Advisers who trade credit exposures on a fundamental basis.”  Please revise the prospectus disclosure to explain in plain English what it means to “trade credit exposures on a fundamental basis.”

October 15, 2015

Response:                             The requested change has been made.

Comment No. 25:               The “Fixed Income Relative Value” bullet point states that “[t]rades are often based on deviations from historical relationships, with the expectation of mean reversion over time or a catalyst generating the correction.”  Please revise this disclosure in plain English.

Response:                             The requested change has been made.

Comment No. 26:               The “Systematic Relative Value/CTA (Commodity Trading Advisors)” bullet point states that CTA “trade signals are generally based on indicators such as moving averages, crossovers (oscillators), breakouts, relative strength indices (RSIs), and other chart/pattern based indicators.”  Please explain the meanings of these indicators in plain English.

Response:                             The requested change has been made.

Comment No. 27:               In the last paragraph in the section entitled “More Information about the Fund’s Principal Investment Strategies,” the third sentence states that the Fund’s assets may be invested in any market or strategy deemed appropriate to achieve the Fund’s investment objective.  Please confirm that the Fund will not invest in markets or strategies that are not disclosed in the Registration Statement.

Response:                             The Fund confirms that it will only invest in the markets and strategies disclosed in the Fund’s Registration Statement, as amended from time to time.

Comment No. 28:               The additional risk factor entitled “Investments in Underlying Funds” states that investments in illiquid Underlying Funds are not expected to exceed 5% of the Fund’s net assets.  Please confirm whether this percentage will be calculated on the basis of the aggregate assets of the Fund, including its Subsidiaries and Trading Entities.

Response:                             The Fund confirms that the calculation of the Fund’s investments in illiquid Underlying Funds will include investments made by any Subsidiaries and Trading Entities in illiquid Underlying Funds.  The requested change has been made.

Comment No. 29:               Please explain the basis for the Fund’s position that income derived from investments in commodity-linked notes and the Subsidiary will constitute “qualifying income.”  If the Fund has not received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”), please disclose its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response:                             The Fund has not received a PLR from the IRS.  The Fund has received advice from counsel that income and gains to be derived by the Fund and its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Internal Revenue Code of 1986, as amended.  The Fund discloses the tax implications of its investment in the Subsidiary under “Tax Risk” in the Fund’s prospectus.

October 15, 2015

Comment No. 30:               The “Management Fees” section states that the Adviser will waive its advisory fee payable to the extent necessary to reimburse the Fund for management fees incurred as an investor in Underlying Funds (other than exchange-traded funds).  If this waiver is reflected in the fee table, please explain the effect of this waiver in a footnote to the fee table.

Response:                             The footnotes to the fee table have been revised to include disclosure regarding the expense limitation agreement provision that provides that the Adviser will waive its advisory fee payable under the advisory agreement between the Adviser and the Trust to the extent necessary to reimburse the Fund for any management fees to which it is subject as an investor in Underlying Funds that are not exchange-traded funds.

Comment No. 31:               The “Management Fees” section states that “[a] discussion regarding the basis of the Board’s approval of the investment advisory agreement will be available in a future report to shareholders.”  Please state that this discussion will be available in the Fund’s first shareholder report.

Response:                             The requested change has been made.

Comment No. 32:               In the section entitled “About the Fund’s Wholly-Owned Subsidiary,” please add references to the Trading Entities where applicable.

Response:                             The requested change has been made.

Comment No. 33:               Please confirm that the advisory contract between the Adviser and the Subsidiary will be filed as an exhibit to the Registration Statement.  Please also explain the contractual relationship that permits a Sub-Adviser to manage the Subsidiary.  Any advisory contract with a Sub-Adviser permitting it to manage the Subsidiary should be filed as an exhibit to the Registration Statement.  If applicable, please also file any advisory contracts relating to the management of the Trading Entities.

Response:                             The Fund confirms that the advisory contract between the Adviser and the Subsidiary will be filed as an exhibit to the Registration Statement.  It is currently contemplated that any Sub-Adviser that is permitted to manage a Subsidiary will be authorized to do so under its sub-advisory agreement with the Adviser.  Any additional advisory contracts relating to the management of the Subsidiary and the Trading Entities will also be filed as exhibits to the Registration Statement.

Comment No. 34:               Please confirm that the financial statements of the Subsidiaries and Trading Entities will be consolidated with the Fund’s financial statements.

Response:                             The Fund confirms that the financial statements of the Subsidiaries and Trading Entities, if any, will be consolidated with the Fund’s financial statements.

Comment No. 35:               Please confirm that the Subsidiaries and the Trading Entities will designate an agent for service of process in the United States.

October 15, 2015

Response:                             The Fund confirms that the Subsidiaries and Trading Entities, if any, will designate an agent for service of process in the United States.

Comment No. 36:               Please confirm that the Subsidiaries and Trading Entities agree to inspection by the Staff of their books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response:                             The Fund confirms that the Subsidiaries and Trading Entities, if any, will agree to inspection by the Staff of their books and records.

Comment No. 37:               In the third paragraph of the section entitled “About the Fund’s Wholly-Owned Subsidiary,” please revise the third sentence to state that the Fund complies with applicable 1940 Act provisions on an aggregate basis with the Subsidiaries and Trading Entities.

Response:                             The requested change has been made.

Comment No. 38:               In the third paragraph of the section entitled “About the Fund’s Wholly-Owned Subsidiary,” please revise the fourth sentence to state that any investment adviser to the Trading Entities also serves in compliance with the provisions of the 1940 Act.

Response:                             The requested change has been made.

Comment No. 39:               In the third paragraph of the section entitled “About the Fund’s Wholly-Owned Subsidiary,” please revise the fifth sentence to state the Trading Entities also comply with affiliated transaction and custody provisions of the 1940 Act.

Response:                             The requested change has been made.

Comment No. 40:               Please disclose the Trading Entities’ custodian(s), if different from the custodian of the Fund and Subsidiary.

Response:                             The disclosure has been revised to provide that the custodian of the Fund serves as the custodian of the Subsidiary (and any Trading Entity).

Comment No. 41:               Please add the $5 quarterly fee for accounts with low balances to the fee table as an account fee.

Response:                             Instruction 2(d) to Item 3 of Form N-1A provides in relevant part:  “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. . . . If an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table.”  The Fund charges the $5 quarterly fee to accounts with a balance of less than $1,000, subject to certain exceptions.  Consequently, the Fund respectfully submits that a typical investor in the Fund will not be

October 15, 2015

charged this account fee, and that including the account fee in the fee table would be misleading to the typical investor in the Fund that is not charged this account fee.

Comment No. 42:               In the “Financial Highlights” section, please add the following sentence required by Item 13 of Form N-1A: “Certain information reflects financial results for a single Fund share.”

Response:                             The requested change has been made.

Comment No. 43:               Please include the “Information from Aberdeen Funds” section on the back cover page of the prospectus as one page.

Response:                             The requested change has been made.

Comment No. 44:               Please explain the legal basis for the Fund to disclose the related performance of funds advised by Arden Asset Management LLC in Appendix A to the prospectus. Your response should explain how this disclosure is consistent with the Staff’s no-action letter issued to Nicholas-Applegate and related Staff no-action letters. If the Staff disagrees with your response, Appendix A will not be permitted to be disclosed in the prospectus.

Response:                             The Funds disclose related performance of substantially similar funds (each, a “Similar Fund” and collectively, the “Similar Funds”) that will be managed by Aberdeen Asset Management Inc. (the “Adviser”) in the Amendment in an attempt to comply with the requirements of Commodity Futures Trading Commission (“CFTC”) Rule 4.12(c)(3)(i).  The performance of the Similar Funds to date was achieved by Arden Asset Management LLC (the “Predecessor Adviser”).  On August 3, 2015, the Adviser, the Predecessor Adviser and their affiliates entered into a purchase agreement pursuant to which the Adviser will acquire the Predecessor Adviser (the “Adviser Acquisition”).  In connection with the Adviser Acquisition, each Fund will acquire the assets and assume the liabilities of a series of a registered open-end investment company that is advised by the Predecessor Adviser (each, a “Predecessor Fund” and together, the “Predecessor Funds”) in exchange for shares of the relevant Fund, subject to the approval of the shareholders of each Predecessor Fund (each, a “Reorganization” and together, the “Reorganizations”).  An N-14 related to the Reorganizations was filed by Aberdeen Funds on September 14, 2015.

Rule 4.12(c)(3)(i) requires an adviser to a fund with less than a three-year operating history, who is not relying on CFTC Rule 4.5 with respect to the fund and therefore is a registered commodity pool operator of the fund, to have the fund’s registration statement disclose the performance of all accounts and pools that are managed by the adviser and that have investment objectives, policies, and strategies substantially similar to those of the fund, provided that the related performance disclosure complies with the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, the regulations promulgated under these statutes, and any guidance issued by the Commission or any division thereof.  In IM Guidance Update No. 2013-05, the Staff noted that it has previously expressed the view that a fund may include in its prospectus information concerning the performance of private accounts and other funds managed by the fund’s adviser that have substantially similar investment objectives, policies, and strategies to the fund, provided that the information is not

October 15, 2015

presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information).  The Staff cited in part to the no-action letter issued by the Staff to Nicholas-Applegate Mutual Funds on August 6, 1996 (“Nicholas-Applegate”) for this position.

We note that the Similar Funds are subject to substantially similar investment objectives, policies and strategies as those to which each Fund is subject.  To avoid confusion, Similar Fund performance has been disclosed in an appendix separate from the performance disclosure related to a Fund, such that a Fund’s performance is portrayed more prominently than the Similar Funds’ performance.  The performance of the Similar Funds has been presented adjacent to the performance of the HFRX Absolute Return Index, an independently prepared index, for the same period of time.  The appendix states: “The performance information of the Similar Funds set forth below does not represent the investment performance of the Fund.”  The appendix also  states: “Past performance is not a guarantee of future investment returns and, thus, the performance, and the information provided below should not be viewed as indicative of the future investment performance of the Fund.”  Further, the appendix states: “The performance information of the Similar Funds set forth below relates to periods when the Similar Funds (or their predecessor funds, if applicable) were advised by Arden Asset Management LLC, a registered investment adviser that was subsequently acquired by the Adviser.”

Although the Staff has not addressed the inclusion of related performance of a predecessor adviser in a registered investment company’s prospectus, the Staff has addressed the inclusion of related performance results of accounts managed by a predecessor entity in the investment adviser advertisement context.  For example, in a letter issued to Great Lakes Advisers, Inc. on April 3, 1992 (“Great Lakes”), the Staff declined to provide the no-action relief sought by the applicant, which would have permitted funds advised by the applicant to disclose performance achieved by an acquired adviser prior to the date of acquisition.  In Great Lakes, the Staff cited its no-action letter issued to Fiduciary Management Associates, Inc. on February 2, 1984, stating that “it may not be misleading for an adviser to use performance data of a predecessor if (1) no individual other than the successor’s portfolio manager played a significant part in the performance of the predecessor’s accounts that were transferred to the successor adviser; and (2) the performance of the predecessor’s accounts that were not transferred to the successor adviser did not differ materially from the performance of the transferred accounts.”  In footnote 4 to its response letter in Great Lakes, however, the Staff further stated that, unlike the factual scenario in Great Lakes: “Where an adviser selects portfolio securities by consensus or committee decision making, it may be difficult to attach relative significance to the role played by each group member.  Under certain circumstances, it may not be misleading for a successor adviser, composed of less than 100% of the predecessor’s committee, to use the performance data of the predecessor’s committee.  We believe, however, that at a minimum, there would have to be a substantial identity of personnel among the predecessor’s and successor’s committees.”  In other no-action letters, the Staff has taken the position that an investment adviser advertisement that includes prior performance results of accounts managed by a predecessor entity would not, in and of itself, be misleading, provided that, among other things, the person or persons who manage accounts at the adviser were also those primarily responsible for achieving the prior performance results.  See, e.g., Horizon Asset Management, LLC, SEC No-Action Letter (Sept. 13, 1996); Taurus Advisory Group, Inc., SEC No-Action Letter (July 15, 1993).

October 15, 2015

The Similar Funds were advised by the Predecessor Adviser’s Investment Committee.  Until 2015, the Predecessor Adviser’s Investment Committee consisted of Averell H. Mortimer, Henry P. Davis, Ian McDonald and Shakil Riaz.  In February 2015, Darren Wolf, who was a member of the Predecessor Funds’ portfolio management team but not named as a portfolio manager in the Predecessor Funds’ registration statement, replaced Shakil Riaz on the Predecessor Adviser’s Investment Committee.  Although he was a part of the Predecessor Adviser’s Investment Committee, Mr. Riaz was only a member of the committee and was not primarily responsible for achieving the prior performance results of the Similar Funds.  Each of Messrs. Mortimer, Davis, McDonald and Wolf will serve on the Adviser’s portfolio management team, alongside Russell Barlow, Vicky Hudson and Peter Wasko.  It is expected that Messrs. Mortimer, Davis, McDonald and Wolf will remain primarily responsible for managing the portfolios of the Funds and those Similar Funds that were managed by the Predecessor Adviser.

The Funds believe that in accordance with the Staff’s guidance, the inclusion of the Similar Funds’ performance may not be misleading or impeding since there is a “substantial identity of personnel among” the members of the Predecessor Adviser’s Investment Committee and the portfolio management team for the Funds.  Although the Adviser’s portfolio management team will include additional portfolio managers, the members of the Predecessor Adviser’s Investment Committee will continue to be primarily responsible for managing the portfolios of the Similar Funds.  Further, the Funds state clearly that Similar Fund results over certain periods of time were achieved by the Predecessor Adviser, not by the Adviser.  Disclosing Similar Fund performance would provide prospectus recipients with pertinent historical performance information.

In light of CFTC Rule 4.12(c)(3)(i), which requires the Funds to disclose related performance unless otherwise prohibited under the federal securities laws, the Funds included the Similar Fund performance in their prospectuses.  If the Staff believes that the analysis in the no-action letters referenced above for advertisements is not instructive for registered investment company prospectus disclosure and that the Funds are not otherwise permitted to include related performance of the Similar Funds in their prospectuses under Nicholas-Applegate (i.e., if the Staff believes that the inclusion of the Similar Fund performance is not consistent with the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, the regulations promulgated under these statutes, and any guidance issued by the Commission or any division thereof), the Funds will remove the Similar Fund performance disclosures from their prospectuses when an amendment is filed.  In light of the Staff’s views expressed on October 8, 2015 that Nicholas-Applegate and the Staff’s other no-action letters related to the use of related performance in prospectuses do not permit the disclosure of the Similar Fund performance in the prospectuses, the related performance disclosure has been removed from the prospectuses.

SAI Comments

Comment No. 45:               Please revise industry classifications for purposes of each Fund’s concentration policy.  Please combine “natural gas distribution” and “natural gas pipeline” into one industry, or explain why they should remain separate industries.  Please explain why “combined electric and combined gas” is a separate industry from the electric and natural gas industries already listed.  Please explain the meaning of “captive borrowing conduit.”  Please combine “equipment finance,

October 15, 2015

premium finance, leasing finance, consumer finance and other finance” into one industry, or explain why they should remain separate industries.

Response:                             The last sentence of the fundamental investment restriction regarding concentration has been deleted.

Comment No. 46:               In the fifth paragraph in the “Board and Committee Structure” section, please move the discussion of risk oversight by the Board and Committee into a paragraph separate from the discussion of the Nominating Committee’s activities.

Response:                             The requested change has been made.

Comment No. 47:               Please disclose the names and biographies of the Subsidiaries’ Directors.

Response:                             The requested change has been made.

Comment No. 48:               In Appendix A, please explain the meaning of “KPI.”

Response:                             “KPI” refers to key performance indicators used to determine the aggregate size of the bonus pool available to compensate portfolio managers.  Appendix A has been revised to clarify the meaning of “KPI.”

Comment No. 49:               Please confirm that the series ID for each Fund will be changed on EDGAR in connection with the next amendment to reflect the addition of “Multi-Manager” to each Fund’s name.

Response:                             The Funds confirm that the requested change will be made.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:           Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP